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09041129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 29 2009
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50041

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Uhlmann Price Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 1340A
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Baer **(312) 264.4343**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

7/17/09

OATH OR AFFIRMATION

I, **James D. Baer** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Uhlmann Price Securities, L.L.C.**, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Member
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Uhlmann Price Securities, L.L.C.

Statement of Financial Condition Report
December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Managing Member
Uhlmann Price Securities, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Uhlmann Price Securities, L.L.C. (the Company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Uhlmann Price Securities, L.L.C. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2009

Uhlmann Price Securities, L.L.C.

Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	480,581
Deposit with clearing broker (cash of $75,000)		75,000
Commissions receivable		156,122
Furniture, equipment, software and leasehold improvements, at cost less accumulated depreciation and amortization of $82,425		73,256
Due from affiliates and employees		99,710
Other assets		28,273
Total assets	$	912,942

Liabilities and Members' Capital		
Liabilities		
Commissions payable	$	101,368
Due to affiliates		5,188
Distribution payable to member		7,711
Accounts payable, accrued expenses and other liabilities		78,415
Total liabilities		192,682
Members' capital		720,260
Total liabilities and members' capital	$	912,942

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Uhlmann Price Securities, L.L.C. (the Company), a limited liability company, was organized in the State of Illinois on February 19, 1997, and will terminate on December 31, 2043. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority and also registered as an introducing broker with the National Futures Association. The Company introduces its customers to clearing brokers on a fully disclosed basis. The Company also acts as a selling agent for public commodity pools.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commission revenue and related expenses arising from securities and commodity transactions are recorded on a trade-date basis as securities transactions occur. Commission and commission trail revenue earned on the sale of public commodity pools are recorded on the accrual method.

Cash and cash equivalents: Cash and cash equivalents consist of all cash accounts, money market funds and highly liquid investments with an original maturity of three months or less when purchased. The Company places its cash and cash equivalents with large financial institutions and, at times, cash held in these bank accounts may exceed the Federal Deposit Insurance Corporation insured limit. However, the Company does not believe it is exposed to any significant credit risk.

Furniture, equipment, software and leasehold improvements: Furniture, equipment, software and leasehold improvements are recorded at cost. Furniture, equipment, and software are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets.

Income taxes: The Company is an Illinois limited liability company and is not subject to federal income tax. The Company's members individually are required to file federal and state income tax returns recognizing their allocable portion of the Company's taxable income.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Pending adoption of FASB Interpretation No. 48 under FSP FAS No. 48-3: In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 2. Fair Value Measurements

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Note 2. Fair Value Measurements (continued)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2008:

	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	
	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents:				
Money market fund	$ 451,650	$ -	$ -	$ 451,650

Note 3. Operating Agreement

Pursuant to the Company's third amendment to the amended and restated operating agreement dated December 31, 2003, in the event of a deadlock, as defined in the agreement, disputing members will have the right to compel opposing members to sell their membership units according to certain terms or to buy the disputing members' units under the same terms. In addition, Company members selling a majority of the Company units to a third party shall have the right to compel other Company members to sell their membership units to the same third party.

The agreement also states that during every fiscal year, profits and losses are to be allocated to each member's capital account as determined by a meeting of the members and stated in the minutes to that meeting. Any remaining profits are to be allocated on the basis of the members' ownership percentages. If the members do not meet to determine the allocation, the profit or loss shall be allocated in proportion to the members' ownership percentages.

Note 4. Purchase Agreement

Pursuant to the terms of a Purchase Agreement dated December 31, 2001, two members had the option to acquire an additional 30% of the Company. Effective December 1, 2003, the two members exercised their rights under such option. In accordance with the terms and conditions of the option, the Company was required to pay an existing member or his spouse 10% of the Company's net profits for a period of three (3) years ending December 31, 2006. Beginning January 1, 2007, the Company is now required to pay 5% of the net profits to the member or his spouse until the death of both. Other terms and conditions are contained therein.

Note 5. Commitments, Contingent Liabilities and Related Party Transactions

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

The General Partner of two commodity pools is an affiliated entity of the Company. At December 31, 2008, $77,592 of commissions receivable is recorded on the statement of financial condition related to these activities.

The Company leases office space from an affiliated entity pursuant to a verbal agreement on a month-to-month basis.

The Company has entered into an agreement with an affiliate, Alternative Investment Services, LLC (AIS), whereby the Company is entitled to receive a 20% participation in the operating profits of AIS. This participation percentage is subject to dilution should additional members be admitted into AIS.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

Note 6. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Since the Company does not clear its own securities and futures transactions, it has established accounts with a clearing broker for this purpose. This can and even does result in a concentration of credit risk with this firm. Such risk, however, is mitigated by the clearing broker's obligation to comply with the rules and regulations of the SEC. At December 31, 2008, $75,000 is reflected on the statement of financial condition as a clearing deposit held with its clearing broker, which is a member of a nationally recognized exchange. Additional terms of the clearance agreement required the Company to maintain a minimum coverage on its broker's blanket bond. The Company is prohibited from entering into similar agreements without prior written approval from the clearing broker-dealer. The agreement may be terminated by either party with 90 days prior written notification. In addition, if the Company terminates this agreement at any time, it will be liable for expenses incurred by the clearing broker-dealer in connection with transferring, converting or closing the accounts held at the clearing broker-dealer. The Company consistently monitors the credit worthiness of the clearing brokers to mitigate the Company's exposure to credit risk.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $509,988, which was $459,988 in excess of its required net capital of $50,000. At December 31, 2008, the Company's net capital ratio was 0.38 to 1.